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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of June, 2006                     Commission File Number:  1-15142


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  [ ]                              Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]    Assigned    File No.  ____________        No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).



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This report on Form 6-K, dated June 26, 2006, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") in July 2001.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NORTH AMERICAN PALLADIUM LTD.

         June 26, 2006                                 /s/Mary Batoff
Date:  ___________________________            By:  _____________________________
                                                        Mary Batoff

                                              Title:  Vice President, Legal and
                                                      Secretary


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                                  EXHIBIT INDEX

Exhibit                             Description of Exhibit
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     1          Series II Convertible Note, dated June 23, 2006, in the
                principal amount of US$13.5 million dollars issued by North American Palladium Ltd. in favour of Kaiser-Francis Oil Company

     2 Series II Warrant, dated June 23, 2003, exercisable for 554,123 common shares of North American Palladium Ltd.